ILLUMICELL AI FUND 1 LLC
FINANCIAL STATEMENT
OCTOBER 20, 2025

(UNAUDITED)

ILLUMICELL AI FUND 1 LLC
OCTOBER 20, 2025
(UNAUDITED)

CONTENTS

	PAGE
Independent Accountants' Review Report	1
Unaudited Financial Statement	
Balance Sheet	2
Notes to Financial Statement	3



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635 bartoncpafirm.com Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Illumicell AI Fund 1 LLC
Piedmont, South Carolina

We have reviewed the accompanying financial statement of Illumicell AI Fund 1 LLC, which comprise the balance sheet as of October 20, 2025 (Inception), and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Illumicell AI Fund 1 LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statement, the Company is a recently formed entity that has not commenced its planned principal operations and has not generated revenue since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. Our conclusion is not modified with respect to this matter.

Barton CPA PLLC

Cypress, Texas

December 3, 2025

ILLUMICELL AI FUND 1 LLC
BALANCE SHEET
(UNAUDITED)

	October 20, 2022
	(Inception)

ASSETS

Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ -
Total current liabilities	-
Total liabilities	$ -
Members' equity	
Members' equity	-
Total members' equity	-
Total liabilities and members' equity	$ -

See accompanying notes to unaudited financial statements.

ILLUMICELL AI FUND 1 LLC
NOTES TO THE FINANCIAL STATEMENT
OCTOBER 20, 2025
(UNAUDITED)

NOTE 1:   Nature of operations

Nature of the business

Illumicell AI Fund 1 LLC (the "Company") was formed on October 20, 2025, in the State of Nevada for the sole purpose of holding securities in Watershed Tx, Inc. on behalf of investors participating in a Regulation Crowdfunding offering. The Company does not conduct independent operating activities and functions exclusively as an investment-holding vehicle. As these financial statements present the Company's condition as of its inception date, the Company had no assets, liabilities, revenues, or expenses as of October 20, 2025, and had not commenced operations.

NOTE 2:   Going concern uncertainty

As of its inception date on October 20, 2025, the Company had no assets, liabilities, revenues, or expenses and had not commenced operations. The Company was formed solely to hold securities in Watershed Tx, Inc. for investors participating in a Regulation Crowdfunding offering; however, as of the financial statement date, no capital contributions had been received and no membership interests had been issued. As a result, the Company does not have the financial resources necessary to initiate or sustain its intended activities.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued. Management plans to alleviate this uncertainty by raising capital through future subscription agreements or other financing arrangements, but there is no assurance that such plans will be successfully executed.

The financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the related disclosures. However, because the Company has had no assets, liabilities, revenues, or expenses since formation and engages in no operating activities, the financial statements for the period presented did not require the use of significant estimates or assumptions. Management believes that any estimates necessary for these financial statements are minimal and do not materially affect the presentation.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. As of October 20, 2025 (inception), the Company did not hold cash or any cash equivalent investments.

NOTE 3:   Summary of significant accounting policies (continued)

Major Customers and Concentration of credit risks

As of October 20, 2025, the Company had not commenced operations and had no revenues and, accordingly, no customers. Therefore, customer concentration disclosures are not applicable.

The Company did not hold cash or any other financial instruments as of October 20, 2025, and therefore was not exposed to any concentration of credit risk. The Company will evaluate credit-risk exposure in future periods if and when it begins to hold cash or other financial assets.

Accounts receivable and allowance for doubtful accounts

As of October 20, 2025, the Company had no accounts receivable. Accordingly, no allowance for doubtful accounts was required or recorded.

Revenue recognition

The Company applies Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, which outlines a five-step model for recognizing revenue:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

As of October 20, 2025, the Company had not commenced operations, had no customers, and had not entered into any contracts that would fall within the scope of ASC 606. Accordingly, the Company did not recognize any revenue during the period presented.

Revenue recognition policies will be applied in future periods if the Company engages in activities that result in revenue-generating arrangements.

Income tax

The Company is a limited liability company treated as a pass-through entity for federal and state income tax purposes. As such, taxable income or loss is reported by the members, and no provision for income taxes is recorded at the Company level.

Because the Company had no operations, revenues, expenses, or taxable activity from its formation on October 20, 2025 through the reporting date, no tax provision, deferred tax assets, or deferred tax liabilities were recognized.

The Company evaluated tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*, and determined that it has no uncertain tax positions as of the financial statement date.

NOTE 3:   Summary of significant accounting policies (continued)

Commitments and contingencies

As of October 20, 2025 (inception), the Company was not involved in any legal proceedings and was not aware of any pending or threatened litigation. The Company did not have any material commitments, guarantees, or other contingencies requiring disclosure under ASC 450, *Contingencies*. Management is not aware of any loss contingencies that would have a material effect on the financial statements.

Adopted accounting pronouncements

The Company evaluated all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") that were effective as of its inception date, October 20, 2025, and determined that none had an impact on the Company's financial statements.

The Company also reviewed ASUs issued but not yet effective as of October 20, 2025. Because the Company had no assets, liabilities, revenues, expenses, or operating activities as of the inception date, management does not expect that the future adoption of any such standards will have a material impact on its financial statements. The Company will continue to monitor pending accounting standards and will adopt new standards if and when they become applicable.

NOTE 4:   Due to related parties

As of October 20, 2025 (inception), the Company had not commenced operations and had no assets, liabilities, revenues, or expenses. Because the Company had no financial activity as of its inception date, there were no related-party transactions, no compensation paid, and no reimbursements or guarantees between the Company and any managers or members.

The Operating Agreement permits the Managers to be reimbursed for reasonable out-of-pocket expenses incurred on behalf of the Company; however, as of October 20, 2025, no such expenses had been incurred and no reimbursements were made.

NOTE 5:   Members' equity

The Company was formed on October 20, 2025, in the State of Nevada upon the filing of its Articles of Organization. As of the inception date, no capital contributions had been made and no membership interests had been issued. The Organizational Minutes note that the initial members and their related capital contributions "shall be determined at a subsequent meeting" and will be documented through the Company's records or subscription agreements.

Accordingly, Members' Equity as of October 20, 2025, was $0, reflecting the absence of issued membership units or contributed capital. The Operating Agreement provides that future issuances of membership interests, capital contributions, and allocations of income and loss will be made in accordance with Articles III and VI of the Operating Agreement.

NOTE 6:   Subsequent events

Management evaluated subsequent events through the date the financial statements were available to be issued. The Company was formed on October 20, 2025 and had no assets, liabilities, revenues, expenses, or operating activities as of the inception date.

Subsequent to October 20, 2025, the Company opened a bank account at Encore Bank; however, no deposits were made and the account maintained a zero balance during the reporting period. The Company did not enter into any agreements, issue any membership interests, receive any capital contributions, or engage in other activities that would require adjustment to or disclosure in the financial statements.

Accordingly, other than the opening of the bank account noted above, no subsequent events requiring recognition or additional disclosure were identified.